UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HORIZON BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

440407104

(CUSIP Number)

February 22, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440407104

1.	Names of Reporting Persons
William Nathan Salin Family Irrevocable Trust #1 (the “Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0 (1)

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
0 (1)

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
0% (2)

12.	Type of Reporting Person (See Instructions)
OO

(1)	As further detailed in the February 23, 2021 Prospectus Supplement, the Trust transferred 4,877,130 shares, which represents its entire position in Horizon Bancorp, Inc., and, as such is no longer a beneficial owner of more than 5% of shares.

(2)	Based upon 43,577,689 shares outstanding as of March 13, 2023, as set forth in the Issuer’s quarterly report filed on Form 10-K with the Securities and Exchange Commission on March 15, 2023.

1.	Names of Reporting Persons
Margaret Jane Salin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0 (3)

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
0 (3)

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
0% (2)

12.	Type of Reporting Person (See Instructions)
IN

(3)	As further detailed in the February 23, 2021 Prospectus Supplement, the Trust transferred 4,877,130 shares, which represents its entire position in Horizon Bancorp, Inc., and, as such is no longer a beneficial owner of more than 5% of shares. Ms. Salin serves as the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power. Ms. Salin’s obligation as a Reporting Person is solely related to her position as the sole trustee of the Trust.

Item 1.

	(a)	Name of Issuer:
Horizon Bancorp, Inc. (“Horizon”)
	(b)	Address of Issuer’s Principal Executive Offices:
515 Franklin Street, Michigan City, Indiana 46360

Item 2.

	(a)	Name of Person Filing:
		A.	William Nathan Salin Family Irrevocable Trust #1 (the “Trust”)
		B.	Margaret Jane Salin
	(b)	Address of the Principal Business Office or, if none, Residence:
		A.	The Trust: 10587 Coppergate Drive, Carmel, Indiana 46032
		B.	Ms. Salin: 10587 Coppergate Drive, Carmel, Indiana 46032
	(c)	Citizenship:
		A.	The Trust is organized under the laws of the State of Indiana
		B.	Ms. Salin is a citizen of the United States of America
	(d)	Title of Class of Securities:
Common stock, no par value
	(e)	CUSIP No.:
440407104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Inapplicable.

Item 4.	Ownership.

A. The Trust:

	(a)	Amount beneficially owned:
0 (1)

	(b)	Percent of class:
0(2)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:
0(1)
		(ii)	Shared power to vote or to direct the vote:
0
		(iii)	Sole power to dispose or to direct the disposition of:
0 (1)
		(iv)	Shared power to dispose or to direct the disposition of:
0

B. Ms. Salin:

	(a)	Amount beneficially owned:
0 (3)

	(b)	Percent of class:
0(2)

(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:
0(3)
		(ii)	Shared power to vote or to direct the vote:
0
		(iii)	Sole power to dispose or to direct the disposition of:
0 (3)
		(iv)	Shared power to dispose or to direct the disposition of:
0

(1)            As further detailed in the February 23, 2021 Prospectus Supplement, the Trust transferred 4,877,130 shares, which represents its entire position in Horizon Bancorp, Inc., and, as such is no longer a beneficial owner of more than 5% of shares.

(2)            Based upon 43,577,689 shares outstanding as of March 13, 2023, as set forth in the Issuer’s quarterly report filed on Form 10-Q with the Securities and Exchange Commission on March 15, 2023.

(3)            As further detailed in the February 23, 2021 Prospectus Supplement, the Trust transferred 4,877,130 shares, which represents its entire position in Horizon Bancorp, Inc., and, as such is no longer a beneficial owner of more than 5% of shares. Ms. Salin serves as the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power. Ms. Salin’s obligation as a Reporting Person is solely related to her position as the sole trustee of the Trust.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certification.

By signing below each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

WILLIAM NATHAN SALIN FAMILY IRREVOCABLE TRUST #1, by Margaret Jane Salin, as trustee

/s/ Margaret Jane Salin, by Susan McClain, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Margaret Jane Salin, Trustee

MARGARET JANE SALIN, individually

/s/ Margaret Jane Salin, by Susan McClain, attorney-in-fact, pursuant to a Power of Attorney filed herewith

LIMITED DURABLE POWER OF ATTORNEY

I, Margaret Jane Salin, do hereby revoke and terminate the Limited Durable Power of Attorney executed by me on August 5, 2022, and I do hereby designate my daughters, Susan McClain and Sherri Fritsch, acting together or separately, as my true and lawful attorneys in fact or agents, to have the following specific authority with respect to matters relating to my personal interests, and, to the extent and only within the scope of my authority, to have the following specific authority with respect to matters relating to my business and real estate interests.

A.	Personal Matters

1.            Access my personal email accounts to monitor, clear of spam, print, reply as needed, and compose and send emails on my behalf.

2.             Access my online checking and savings accounts with all of my personal financial institutions, use their automated telephone services, print statements, balance accounts, order checks, make deposits and, under my direction, make account transfers.

3.	Pay, either electronically, by check or other means:

a.	Utilities, services, including all home maintenance services, and storage facility charges for all my residences.

b.	Property taxes, insurance, homeowner association fees and related invoices and fees for all my places of residence.

c.	Pay insurance premiums for vehicle, umbrella, life or medical coverages.

d.	Club fees.

e.	Contributions and gifts as directed by me.

f.	Personal items, as needed or directed by me.

4.	Access online investment accounts with Horizon Bank, or its successor, to print statements.

5.	Act as liaison between myself and my attorneys, accountants and consultants.

6.	Act as liaison between myself and Horizon Bank trust department, or its successor,

7.	Act as liaison between myself and representatives of the following institutions:

a.	Indianapolis Historical Society representatives;

b.	Eiteljorg Museum representatives;

c.	Newfields representatives;

d.	Wawasee Area Conservancy Foundation representatives;

e.	Zionsville United Methodist Church;

f.	Medicare/ AARP;

g.	Anderson University;

h.	Indiana University; and

i.	The Sagamore, Lafayette, IN (William N. Salin property investments).

8.	Work with transfer agents in completing paperwork for stock transfers.

9.	Make airline, accommodations and car rental reservations.

10.	Collect and open mail and act upon or respond as needed in her best judgment.

11.           Communicate on my behalf with billing and accounts payable departments for my doctors, hospitals, pharmacies, medical clinics, rehabilitation facilities and long-term care facilities, and communicate on my behalf with health insurance carriers and Medicare.

12.           Have full access to all my credit card accounts, cell phone accounts and records, my computers and internet accounts, including passwords, and to deal with all service providers and website hosting providers of such credit cards accounts, cell phone accounts, computer and internet accounts in the same manner as I have.

B.	Keep America Beautiful, LLC

1.             Access online checking account, print statements, balance account, order checks and make deposits.

2.             Pay property taxes, insurance, consultants and related invoices and fees, either electronically, by check or other means.

3.             Act as liaison between myself, William N. Salin, II, Sherri Fritsch and Susie McClain (the "Salin Family") and renters, consultants, attorneys, accountants, insurance carriers and financial institutions.

4.             Complete and file all required business entity reports or other corporate filings, online or otherwise.

5.             Collect and open mail and act upon or respond as needed in her best judgment.

C.	Flagship Insurance Co., Inc.

1.             Pay property taxes, utilities, services, maintenance, assessments and related invoices and fees, either electronically, by check or other means.

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2.             Act as liaison between myself and attorneys, accountants, financial institutions, property managers, vendors and insurance carriers.

3.             Complete and file all required business entity reports online or otherwise.

4.             Maintain the calendar for the property's use.

5.             Collect and open mail and act upon or respond as needed in her best judgment.

D.	Rental Properties

1.             Access online checking account, print statements, balance account, order checks, make deposits and, under my direction, make account transfers.

2.             Pay property taxes, insurance and related invoices and fees, either electronically, by check or other means.

3.            Act as liaison between myself and renters, vendors, consultants, attorneys, accountants, insurance carriers and financial institutions.

4.             Collect and open mail and act upon or respond as needed in her best judgment.

I hereby ratify and confirm all that my daughters, Susan McClain and Sherri Fritsch, shall do by virtue hereof.

I hereby reserve the right of revocation; however, this Limited Durable Power of Attorney shall continue in full force and effect until I have executed a written revocation hereof and so notified my daughters and if this Limited Durable Power of Attorney has been recorded in any county Recorder's Office, then such revocation shall also be recorded in such county, and shall reference the book and page or instrument number where such Limited Durable Power of Attorney is recorded.

I further state that this Limited Durable Power of Attorney shall not be affected by my incompetence, but shall continue in full force and effect until my death or my revocation of this Limited Durable Power of Attorney as above provided, notwithstanding my incompetence. This Limited Durable Power of Attorney shall specifically not affect the validity of my other general power of attorney signed by me now in force.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 24 day of August, 2022.

/s/ Margaret Jane Salin
Margaret Jane Salin

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STATE OF INDIANA	)

) SS:

COUNTY OF HAMILTON	)

Before me, a Notary Public, in and for said County and State personally appeared Margaret Jane Salin, who acknowledged the execution of the foregoing Limited Durable Power of Attorney.

Witness my hand and Notarial Seal this 24 day of August, 2022.

M. Terese Friedman
Notary Public
Printed:

I reside in                                 County,

My Commission Expires:

My Commission Expires: 059232

This instrument was prepared by:

John Gardner, Faegre Drinker Biddle & Reath LLP, 600 East 96th Street, Suite 600, Indianapolis, IN 46240

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